Mail Stop 3561

January 22, 2009

Ting Chen
Chief Financial Officer
China Carbon Graphite Group, Inc.
787 Xicheng Wai
Chengguantown
Xinghe County
Inner Mongolia, China

> **Re:** **China Carbon Graphite Group, Inc.**
> **File No. 333-114564**
> **Form 10-KSB: For the fiscal year ended December 31, 2007**

Dear Ms. Chen:

We have reviewed your January 7, 2009 correspondence and have the following comments. Comments number one and two request additional information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments. A written acknowledgment is requested for comment number three. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended December 31, 2007

Notes to Consolidated Financial Statements, page F-8

Basis of Presentation of Financial Statements, page F-11

1.   Based on the information contained in your response, we do not see any basis in GAAP that a reverse acquisition was transacted between Yongle and Xingyong by virtue of the contractual arrangements entered into between the two. The guidance in FIN 46R, the basis upon which Yongle consolidates Xingyong, does not provide that the financial statements of the variable interest entity be consolidated into the financial statements of the primary beneficiary prior to the date that the variable interest was established. The fact that Xingyong is the only member of the consolidated group to have had operations prior to the reverse acquisition with Talent is not a basis to consolidate the financial statements of Xingyong into Yongle prior to the date that the variable interest was established. Accordingly, it appears to us that it would only be appropriate to consolidate Xingyong from the date that Yongle established its variable interest in and became the primary beneficiary of Xingyong, which was December 14, 2007. Therefore, please explain to us in detail why you believe that it is appropriate

under generally accepted accounting principals to consolidate the financial statements of Xingyong for periods prior to December 14, 2007. In this regard, your response should include the specific accounting literature relied upon in support of your treatment.

2.   Additionally, please explain to us in detail how Yongle applied the provisions of paragraphs 18 and 21 of FIN 46R upon becoming the primary beneficiary of Xingyong.

<u>General</u>

3.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

* * * * *

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 with any questions. You may also call me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief